To: Securities and Exchange Commission

Division of Corporation Finance Office of Energy & Transportation

From: Andrei Stoukan (United Express Inc.)

Response letter

Dear SEC representatives:

We have provided amendment to Form 10-K for the Fiscal Year Ended June 30, 2023, Form 10-Q for the Quarter Ended December 31, 2023 File No. 333-227194 and our responses below to your letter dated November 27, 2024.

Question 1: Form 10-K for the Fiscal Year Ended June 30, 2023

Report of Independent Registered Public Accounting Firm, page F-1

1. Please make arrangements with your auditor to obtain and file a revised audit report which covers all financial statement periods included in your annual report. In this regard, we note that the report you have filed only refers to the balance sheet as of June 30, 2023 and the statement of operations, changes in stockholders' equity and cash flows for the year ended June 30, 2023.

Response

After arrangements with our auditor, we filed new revised audit report which covers all financial statement periods included in our annual report.

Question 2:

Note 10 to your financial statements indicates that you have experienced continued losses which raises substantial doubt about your ability to continue as a going concern. Please make arrangements with your auditor to obtain and file a revised audit report that includes an explanatory paragraph about your ability to continue as a going concern or explain why you believe this language is not necessary.

Response

After arrangements with our auditor, we filed new revised audit report that includes an explanatory paragraph about our ability to continue as a going concern.

Question 3:

Form 10-Q for the Quarter Ended December 31, 2023

Financial Statements

Note 1 - Description of Business, page 7

We note your disclosure that you entered into a share exchange agreement to acquire 100% of the outstanding shares of Jebour Two Limited on September 21, 2023 and see that you include a line item on the balance sheet labelled "Investment in Subsidiary - Fighting Leagues" of $13 million. Please provide footnote disclosure that explains how you accounted for this acquisition, identifying whether you have determined that this was an acquisition of asset or an acquisition of a business providing the relevant disclosures under ASC 805-50 or other applicable GAAP. Your disclosure should discuss your determination of the purchase price, provide quantification of the individual assets acquired and liabilities assumed as well as information on how they were valued, and explain how you have allocated the purchase price to the identified assets and liabilities.

Response

We have filed an amended 10Q. The additional note inserted in the 10Q as Note 5 is as follows:

Investment in Subsidiary - Fighting Leagues of $13m represents the acquisition of Jebour Two Ltd and its wholly owned subsidiary Fighting Leagues LV Inc as previously announced in Form 8-K dated September 20, 2023. The purchase price was determined based on the directors best efforts of the market value of the goodwill and assets that is contained in Jebour Two Ltd and its wholly owned subsidiary Fighting Leagues LV Inc.  Fighting Leagues, previously known as Final Fight Championship (FFC), is an active premier fighting sports promotion company. This Nevada-based business specializes in organizing combat sports events and selling media rights. This acquisition brings with it a license issued by the Nevada State Athletic Commission. This license allows the company in the state of Nevada to produce live Kickboxing, Boxing, and MMA shows, notably in Las Vegas. This represents the key material asset of the acquisition.  At the date of the filing of the 10Q, more work is required to be done to allocate the purchase price to this asset in accordance with accounting policies.  The company understands that the allocation of such assets will have to be completed within 12 months from acquisition date.  In addition, an audit is being conducted on the financial statements for both companies which will assist in determining and identifying assets and liabilities of Jebour Two Ltd and Fighting Leagues LV Inc.

Question 4:

We note that you filed a Form 8-K on October 18, 2023 indicating that you would file an amended Form 8-K within the required 71 days to include the relevant financial statements and pro forma information for the acquisition of Jebour Two. We note that as of the date of this letter, you have not filed this information. Please file this information to comply with your reporting obligations under Rule 8-04 and 8-05 of Regulation S-X or tell us why you believe it is not required.

Response

At the time that the Company closed on the acquisition of Jebour Two, an audit firm (independent from the parent company auditor) was engaged to proceed with the audit of the incoming company to be compliant with the necessary requirements. All indications from the accounting and audit team were that the required financial statements would be available within the required time period.  Unfortunately, we experienced substantial delays with the auditors, their responsiveness and turnaround time, and their timing on completion on of the audit and related financial statements.  The Company has been working diligently to compete the required financial statements and anticipate that this will be done by April 30, 2024.

Sincerely,

Andrei Stoukan United Express Inc.

March 7, 2024